Exhibit 99.3

RECEIPT

Algonquin Power & Utilities Corp.

This is the receipt of the Ontario Securities Commission for the Preliminary Base Shelf Prospectus of the above Issuer dated January 29, 2014 (the preliminary prospectus).

The preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. A receipt for the preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

January 29, 2014

Huston Loke
Huston Loke
Director, Corporate Finance

SEDAR Project # 2159069